15027407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45158

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/14** (mm/dd/yy) AND ENDING **06/30/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sutter Securities Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 1700
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Berit Muh **415-352-6300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – if individual, state last, first, middle name)

600 California Street, Suite 600	**San Francisco**	**California**	**94108**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 28 2015 17 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Berit Muh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sutter Securities Incorporated**, as of **June 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

attached

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27 day of August, 20 15, by
Date *Month* *Year*
(1) Berit S. Muh
(and (2) ____________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

DIANA M. VICTORIA
Commission # 2113881
Notary Public - California
San Francisco County
My Comm. Expires Jun 29, 2019

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ____ Signer(s) Other Than Named Above: ____________

CONTENTS

BPM
BURR PILGER MAYER
600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sutter Securities Incorporated

We have audited the accompanying consolidated statement of financial condition of Sutter Securities Incorporated and its subsidiary (the "Company") as of June 30, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sutter Securities Incorporated and its subsidiary as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

San Francisco, California
August 27, 2015

SUTTER SECURITIES INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2015

ASSETS

Cash	$	552,971
Restricted cash		100,000
Due from clearing brokers and dealers		67,953
Accounts receivable		134,225
Securities owned, at fair value		20,764
Secured demand note receivable		300,000
Prepaid expenses and other assets		88,451
Deferred tax asset		127,879
Prepaid income taxes		28,715
Total assets	$	1,420,958

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	97,672
Liabilities subordinated to claims of general creditors		300,000
Stockholders' equity:		
Common stock, no par value; 200,000 shares authorized; 140,888 shares issued and outstanding		282,722
Treasury stock		(149,000)
Retained earnings		889,564
Total stockholders' equity		1,023,286
Total liabilities and stockholders' equity	$	1,420,958

The accompanying notes are an integral
part of these consolidated financial statements.

1. Organization

Sutter Securities Incorporated (the "Company"), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds and other fixed income securities and equities. In addition, the Company provides investment banking and advisory services to corporations and other entities, including corporate valuations and fairness opinions. In January 2013, the Company received regulatory approval to operate an Alternative Trading System ("ATS").

The Company's main office is located in San Francisco, California. In November 2010, the Company opened offices in Seattle, Washington and Sweet, Idaho. The Company became a registered member of the National Association of Securities Dealers (now known as FINRA, The Financial Industry Regulatory Authority) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003, the Company commenced operations of a wholly-owned subsidiary, Sutter Securities Group, Inc. The wholly-owned subsidiary provides valuations and litigation support services to corporations and other entities. The consolidated financial statements include Sutter Securities Group, Inc. All significant intercompany balances and transactions are eliminated in consolidation.

All trades are cleared through other brokers on a fully disclosed basis. In addition to executing fixed income securities trades as principal, the Company also executes equity trades on an agency basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash

Cash consists of cash held in checking and savings accounts.

Restricted Cash

The clearing broker requires the Company to have a reserve account of $100,000, which is classified as restricted cash on the consolidated statement of financial condition.

Due from Clearing Brokers and Dealers

Due from clearing brokers and dealers represents cash held at broker dealer for security transactions.

Continued

2. Summary of Significant Accounting Policies, continued

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of June 30, 2015, the Company has not recorded an allowance for doubtful accounts as all amounts are deemed collectible.

Securities Owned

Securities owned are stated at fair value and classified as trading securities. Securities owned consist of municipal bonds, public stock or warrants. The Company uses prices obtained from independent third-party pricing services, including recently executed transactions, market price quotations from market makers and other dealers, to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash, restricted cash, due from clearing broker and dealer, accounts receivable, secured demand note receivable, accounts payable and accrued expenses, and liabilities subordinated to claims of general creditors approximate their fair values due to their short maturities.

Fair Value Measurements

Fair value guidance establishes a three level hierarchy for inputs used in measuring the fair value of a financial asset or financial liability. Financial instruments are considered Level 1 when the valuation can be based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when pricing inputs are unobservable and reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Continued

2. Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes using an asset and liability approach, as prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, *Income Taxes - Overall.* Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

ASC 740-10 requires that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Comprehensive Income (Loss)

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For the year ended June 30, 2015, the Company had no items of other comprehensive loss. Therefore, the net loss equals comprehensive loss for the year then ended.

Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15, *Presentation of Financial Statements-Going Concern (Subtopic 205-40).* This ASU provides guidance to determine when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date that the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. This standard is effective for annual periods ending after December 15, 2016. The Company is evaluating the impact of the adoption of this accounting standard update on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition.* This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. This ASU will supersede the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, *Revenue Recognition-Construction-Type and Production-Type Contracts.* The standard is effective for the Company beginning after December 15, 2017. In April 2015, the FASB has voted for a one-year deferral of the effective date of the new revenue recognition standard in ASU 2014-09.

Continued

3. Due from Clearing Brokers and Dealers

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges. Additionally, the Company engages in buying and selling of securities. The due from brokers and dealers arises in the normal course of business from the settlement of the Company's security transactions.

4. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets as of June 30, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2015
Assets, at fair value:				
Stock	$ 9,520	$ -	$ -	$ 9,520
Warrants	-	-	11,244	11,244
Total	$ 9,520	$ -	$ 11,244	$ 20,764

5. Warrants

In the normal course of business, the Company may receive warrants in connection with its private placement services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price. Warrants are stated at fair value using the Black Scholes Merton option pricing model and re-measured to fair value at each period end. The unrealized gains or losses from marking these warrants to fair value at each reporting period are reflected in the statement of operations. The warrants are included as securities owned in the consolidated statement of financial condition. The Company owns warrants in seven different companies.

Continued

6. Liabilities Subordinated to Claims of General Creditors

During the year ended June 30, 2013, the Company entered into four FINRA-approved secure demand note agreements with related parties for a total of $300,000. The notes mature on December 31, 2015 and are collateralized by portfolios of cash and securities. Repayment of the secured demand note is subject to FINRA's approval. The notes bear interest at 9% per annum; however, the note holders have waived the right to interest. Additionally, the $300,000 is deposited with the Company's clearing broker for security transactions and is presented as secured demand note receivable in the consolidated statement of financial condition.

7. Shareholders' Equity

During the year ended June 30, 2013, the Company repurchased 25,360 shares of its common stock from one of its shareholders, in the amount of $149,000. As of June 30, 2015, the Company had not retired the repurchased shares.

8 Net Capital Requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2015, the Company's net capital was $931,820 which exceeded the requirement by $831,820.

9. Income Taxes

Significant components of the Company's deferred tax balances as of June 30, 2015 are as follows:

Deferred income tax assets (liabilities):	
Unrealized losses on investments	$ 698
Net operating loss carryforwards	106,831
Capital loss carryforwards	20,350
Total deferred income tax asset (liability)	127,879
Valuation allowance	-
Net deferred income tax asset (liability)	$ 127,879

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2015, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, no valuation allowance is necessary.

Continued

9. Income Taxes, continued

The Company's federal and state net operating loss carryforwards begin to expire in fiscal year 2034. The Company's federal and state capital loss carryforwards begin to expire in fiscal year 2015.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2012 and 2011, respectively.

10. Operating Lease Commitments and Contingencies

The company has non-cancellable operating leases for its facilities which expires in 2017. Future minimum aggregate annual payments under the leases are summarized as follows:

Year ending June 30:	
2016	$ 267,851
2017	255,411
	$ 523,262

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to underwriting commitments that were open at June 30, 2015.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

Continued

11. Risk Concentration

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

Additionally, in the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

12. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through August 27, 2015, the date which these financial statements were available to be issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of June 30, 2015.

Continued

SUPPLEMENTAL REPORT

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sutter Securities Incorporated

We have reviewed management's statements, included in the accompanying Management's Assertion Regarding Compliance with (k)(2)(ii) Exemption, in which (1) Sutter Securities Incorporated (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Sutter Securities Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

San Francisco, California
August 27, 2015

SUTTER SECURITIES INCORPORATED

Management's Assertion Regarding Compliance with (k)(2)(ii) Exemption

August 27, 2015

Sutter Securities Incorporated
220 Montgomery Street, Suite 1700
San Francisco, CA 94104

To Burr Pilger Mayer, Inc.:

Sutter Securities Incorporated (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(ii) thereunder. The Company has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended June 30, 2015.

Sincerely,

Berit S. Muh
Chief Financial Officer

220 MONTGOMERY STREET • SUITE 1700 • SAN FRANCISCO, CA 94104-3539
415-352-6300 • 800-568-2372 • FAX 415-352-6333
www.suttersecurities.com